UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SYMMETRICOM, INC.

(Name of Subject Company)

SYMMETRICOM, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

Ms. Elizabeth A. Fetter

President and Chief Executive Officer

2300 Orchard Parkway, San Jose, California 95131

(408) 433-0910

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ora T. Fisher

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 463-2616

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed on October 22, 2013 by Symmetricom, Inc. (the “Company”) (including all exhibits attached thereto) is incorporated herein by reference.

Attached are (i) a letter from the Chief Executive Officer of the Company sent to certain customers of the Company on October 22, 2013; (ii) a letter from the Chief Executive Officer of the Company sent to certain suppliers of the Company on October 22, 2013; and (iii) a letter from the Chief Executive Officer of the Company sent to certain business partners of the Company on October 22, 2013.

October 21, 2013

Dear Valued Symmetricom Customer:

On October 21, we issued a joint news release with Microsemi Corporation announcing that the two companies have entered into a definitive agreement pursuant to which Microsemi will, subject to the terms and upon conditions of the agreement, acquire Symmetricom through a cash tender offer. It is anticipated that the transaction would close sometime before the end of the calendar year. A copy of the news release can be found at http://investor.microsemi.com/releasedetail.cfm?ReleaseID=798778.

This news has no impact on our current commitments or on our ability to provide high-quality products to our customers. We remain steadfastly focused on continuing to meet and exceed your needs, and our teams are continuing to focus on providing valued solutions to the market. Our balance sheet and cash flow generation are strong, our pipeline of products solid, and our employees remain committed to maintaining our reputation for great technology and service.

We will do our best to keep you informed of important activities as events progress. In the meantime, if you have additional questions, please do not hesitate to contact your Symmetricom representative.

Thank you for your continued support and business.

Sincerely,

Liz Fetter

Chief Executive Officer

Important Information and Where To Find It

The tender offer described herein (the “Offer”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Symmetricom, Inc. (“Symmetricom”) or any other securities. At the time the Offer is commenced, Microsemi Corporation (“Microsemi”) and PETT Acquisition Corp., a wholly owned subsidiary of Microsemi, will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and Symmetricom will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Any offers to purchase or solicitations of offers to sell may be made only pursuant to such tender offer statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials, when prepared and ready for release, will be made available to Symmetricom’s stockholders at no expense to them. In addition, investors and securityholders may obtain a free copy of such materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement.

October 21, 2013

Dear Valued Symmetricom Supplier:

On October 21, we issued a joint news release with Microsemi Corporation announcing that the two companies have entered into a definitive agreement pursuant to which Microsemi will, subject to the terms and upon the conditions of the agreement, acquire Symmetricom through a cash tender offer. It is anticipated that the transaction would close sometime before the end of the calendar year. A copy of the news release can be found at http://investor.microsemi.com/releasedetail.cfm?ReleaseID=798778.

This news has no immediate impact on our current commitments with our customers or vendors. We value our ongoing relationships with our suppliers, who are vital to our ability to provide valued solutions to the market. Our balance sheet and cash flow generation are strong, our pipeline of products solid, and our employees remain committed to maintaining our reputation for great technology and service.

We will do our best to keep you informed of important activities as events progress. In the meantime, if you have additional questions, please do not hesitate to contact your Symmetricom representative.

Thank you for your continued support.

Sincerely,

Liz Fetter

Chief Executive Officer

Important Information and Where To Find It

The tender offer described herein (the “Offer”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Symmetricom, Inc. (“Symmetricom”) or any other securities. At the time the Offer is commenced, Microsemi Corporation (“Microsemi”) and PETT Acquisition Corp., a wholly owned subsidiary of Microsemi, will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and Symmetricom will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Any offers to purchase or solicitations of offers to sell may be made only pursuant to such tender offer statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials, when prepared and ready for release, will be made available to Symmetricom’s stockholders at no expense to them. In addition, investors and securityholders may obtain a free copy of such materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement.

October 21, 2013

Dear Valued Symmetricom Partner:

On October 21, we issued a joint news release with Microsemi Corporation, announcing that the two companies have entered into a definitive agreement pursuant to which Microsemi will, subject to the terms and upon the conditions of the agreement, acquire Symmetricom through a cash tender offer. It is anticipated that the transaction would close sometime before the end of the calendar year. A copy of the news release can be found at http://investor.microsemi.com/releasedetail.cfm?ReleaseID=798778.

This news has no immediate impact on our current commitments with our partners, customers or vendors. We value our ongoing relationships in the market, which are vital to our ability to provide valued solutions to our customers. Our balance sheet and cash flow generation are strong, our pipeline of products solid, and our employees remain committed to maintaining our reputation for great technology and service.

We will do our best to keep you informed of important activities as events progress. In the meantime, if you have additional questions, please do not hesitate to contact your Symmetricom representative.

Thank you for your continued support.

Sincerely,

Liz Fetter

Chief Executive Officer

Important Information and Where To Find It

The tender offer described herein (the “Offer”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Symmetricom, Inc. (“Symmetricom”) or any other securities. At the time the Offer is commenced, Microsemi Corporation (“Microsemi”) and PETT Acquisition Corp., a wholly owned subsidiary of Microsemi, will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and Symmetricom will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Any offers to purchase or solicitations of offers to sell may be made only pursuant to such tender offer statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials, when prepared and ready for release, will be made available to Symmetricom’s stockholders at no expense to them. In addition, investors and securityholders may obtain a free copy of such materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement.